Rajiv Gupta	9 Raffles Place
Direct Dial: 65.6437.5467	#42-02 Republic Plaza
rajiv.gupta@lw.com	Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
May 11, 2017 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N. E. Washington, D. C. 20549	FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:	Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Amy Geddes

Andrew Mew

Re:	MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2016

Filed June 14, 2016

(File No. 001-34837) (“Form 20-F”)

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Lyn Shenk’s letter dated April 28, 2017 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

May 11, 2017

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1.	We note your response to previous comment 2 and the three different components of cash incentives and loyalty programs namely cash back incentives, upfront cash incentives and E-wallet loyalty program. In that regard, please explain to us in further detail the nature of each of these arrangements including whether you are the agent or primary obligor in the related triggering sale transactions. For example, you described the cash back incentives program in which you share costs with various banks; however, you did not provide details about the rights and obligations of the different parties involved in the promotional transactions. In addition, please provide us the authoritative accounting literature you relied upon to support your accounting for each of three incentive programs in the negative revenue situation when you are the agent or the primary obligor.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits as follows:

The Company provides travel products and services to leisure and corporate travelers in India and outside India. Its services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. The key travel services the Company offers are booking of air tickets, hotels and packages. Below is a description of the Company’s business model where it either acts as an “agent” or the “primary obligor”.

•	The Company earns a majority of its revenue in the air ticketing and hotels business, where it predominantly acts as an agent of the airlines and hotels. The airlines or the hotels provide the eventual service on such bookings. The Company facilitates the transaction for a commission and does not assume any performance obligation relating to the service. Income from the sale of airline tickets and hotel room nights is recognized as an agent on a net commission earned basis, as the Company does not assume any performance obligation relating to the service.

•	In the packages business, the Company creates packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, the Company acts as the primary obligor for such packages since the risks and responsibilities are assumed by the Company, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, the Company is responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various vendors whose services are utilized is reflected as ‘cost of service’.

Similarly, if the Company pre-purchases air ticket or hotel room nights inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

While the bookings of air tickets and hotels are predominantly online, the bookings for packages tend to be predominantly offline. With the evolution in the travel industry and changing trends in consumer behavior with a significant shift to online transactions in India, the modes of marketing and sales promotion have also evolved over the years. These have evolved from traditional billboards and television campaigns for attracting offline end users, to Search Engine Optimization (SEO), Search Engine Marketing (SEM) and Display spends for attracting online end users accessing the internet via desktops and laptops. And since last year it has further evolved to providing cash incentives and loyalty programs such as cash back incentives, upfront cash incentives and E-wallets to end-users accessing the internet via mobile platforms.

In fiscal 2016, the Company introduced various marketing and promotional schemes such as cash incentives and loyalty programs to acquire and retain online customers in India. The Company has offered these customer inducement and acquisition programs from time to time on its various booking platforms. Below are further details as requested regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs offered by the Company from time to time:

•	Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. The Company enters into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between the Company and the bank and is agreed before rolling out such schemes to the end-customers. On eligible transactions, the cash back is credited in the end-customer’s credit card or bank account by the participating bank within a certain period as per the terms communicated at the time of the transaction.

May 11, 2017

The Company shares details of eligible bookings made under the promotional offer with the respective banks with whom such promotional offers were run. The bank reconciles the details shared with transactions recorded on their platform and credits the amounts in the end-customers’ account. It is the bank’s obligation to pay the end-customer on the basis of the promotional offer made at the time of sale. After the completion of the offer period, bank sends an invoice on the Company to recover the portion of the cost which has to be borne by the Company. The Company verifies the invoice with its bookings under the respective promotional offers based on the agreement entered with bank and pays the eligible cash back amount to the bank.

•	Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of the Company’s customer inducement and retention strategy, primarily in the hotels business. The cash incentive to be offered on each sale is predetermined by the Company and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by the Company as an agent from the hotels.

•	E-wallet loyalty program: As part of its loyalty program and to drive repeat behavior, the Company has created a captive E-wallet program. Under this scheme, the Company gives cash back through its E-wallet loyalty program on eligible online transactions to its customers as part of its inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in Company’s E wallet account which can only be used for future bookings to be made with the Company, subject to certain monetary restrictions and other terms and conditions.

At the time of sale, the Company offers cash back to customer in E-Wallet. The Wallet cash back to be offered on each sale is predetermined by the Company, and the customer is required to select from among the various promotional offers. Upon such selection the customer becomes eligible for the cash back in the Company’s E- Wallet. The Company’s liability is to honor the promotional offer and credit the amount in customer’s E- wallet which can be used by the customer in future bookings in accordance with the terms and conditions relating to utilization of the balance in E-wallet, which also has an expiry date.

As per International Accounting Standard 18 (IAS 18), revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Revenue includes only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increase in equity. Therefore, they are excluded from revenue. Similarly, in agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are not revenue. Instead, revenue is the amount of commission. IAS 18 prescribes recognition of revenue when, and to the extent that, goods and services have been provided to the customer.

The Company earns a majority of its revenue from the primary provider of service on transactions where the Company acts as an agent. The customer for the Company is the hotel or the airline to whom services are being provided by the Company, and the Company does not assume any performance obligation on the products offered by them. The Company offers the promotional offers and incentives described above based on competitive pressure from time to time and in order to encourage a higher number of end-users to experience the Company’s booking platforms with a view to gaining market share. Accordingly, in order to effectively represent the underlying business model, revenue and associated costs are presented separately rather than being netted off.

May 11, 2017

Further, due to high competitive pressure, all the promotional offers and incentives described above offered by the Company where the Company acts as an agent have resulted in negative margin since fiscal 2016. The definition of revenue focuses on gross inflows that result in an increase in equity. In these promotional offers and incentives, the Company has experienced an outflow that results in a decrease in equity.

Negative margins occur only on those transactions where the Company acts as an agent and, as part of its customer inducement and acquisition activities, offers cash incentives to acquire end-customers to promote transactions across its booking platforms that are higher in amounts than the revenue earned from those transactions. For example, the Company may earn commission of $20 from the sale of a hotel room night for $100, however, the promotional offer or incentive offered to the end-customer on the transaction could be $40, resulting in a negative margin of $20 ($20 – $40) on the transaction.

The Company follows the revenue recognition policy where the cost of providing discounted products or services pursuant to programs intended to acquire customers and promoting transactions across booking platforms is recognized as marketing and sales promotion expenses.

The cash incentives described above that are offered on transactions where the Company is the primary obligor are netted off from revenue. The risks and responsibilities of the products and services sold on transactions where the Company is the primary obligor lies with the Company. Accordingly, on such transactions the cash incentives are deducted from revenue since revenue and associated cost are offered to the same customer.

Certain Non-IFRS Measures, page 70

2.	Refer to our previous comment 3. Your current proposed revised disclosure regarding why each non-IFRS measure is meaningful to investors is insufficient. Specifically, your discussion of the usefulness to investors of Revenue less service cost discusses how and why you use the measure, but does not include the reasons why the measure is useful to investors. Further, your discussion of adjusted operating profit (loss), adjusted net profit (loss), and adjusted diluted earnings (loss) per share that says these measures “provide investors and analysts useful supplementary information to the Company’s net results” is overly general in nature. Please revise to discuss, in more detail, why each measure is useful to investors.

RESPONSE:

The Company respectfully submits as follows:

The Company refers to the following non-IFRS measures in its filings - (i) revenue less service cost, (ii) adjusted operating profit (loss), (iii) adjusted net profit (loss) and (iv) adjusted diluted earnings (loss) per share. Below is a description of each of these non-IFRS measures.

•	Revenue less service cost

As described in response to Comment #1, under IAS 18, the Company’s revenues are recognized on a “net” basis when the Company is acting as an agent, and on a “gross” basis when the Company is the primary obligor. Income from the sale of airline tickets, hotel reservations, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing is recognized as an agent on a net commission earned basis, since the Company does not assume any performance obligation post the sale.

May 11, 2017

Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since the Company is the primary obligor in the arrangement and assumes the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by the Company’s customers for these travel services and products, while the cost of procuring the relevant services and products for sale to its customers in this business is classified as service cost. The Company believes that revenue less service costs reflects more accurately the value addition of the travel services that the Company provides to its customers in the packages business where the Company is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where the Company acts as an agent.

The Company believes that the presentation of revenue less service costs provides investors with a potential metric to assist their evaluation of the Company’s operating performance, both as a whole and those of its business segments, in comparison to the operating performance of its peers. The Company’s global peers such as Priceline, Expedia and Ctrip primarily earn revenues from air ticketing and hotels reservations businesses, where they act as an agent and therefore present their revenue on a ‘net’ basis which is similar to the revenue less service cost non-IFRS measure presented by the Company. The Company believes it is important for investors to be able to make comparison of the Company’s performance with its global peers to be able to effectively evaluate the business.

Further, one of the Company’s competitors in India, Yatraonline, which was listed on NASDAQ in December 2016, operates in a similar environment and has a similar business model as the Company. Yatraonline also discloses similar non-GAAP measures to reflect the agency nature of the business inherent in the business model. Accordingly, the Company believes that this non-IFRS measure is commonly used metric among the investors and analysts to compare the Company’s results with its global peers in the travel industry and with other online ecommerce companies.

•	Adjusted operating profit (loss); Adjusted net profit (loss); and Adjusted diluted earnings (loss) per share

The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. Many of the Company’s global peers such as Priceline, Expedia, and Yatraonline disclose similar non-IFRS measures. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

For example, as a predominantly online travel company, the Company has effectively used employee share based plans to attract and retain talent. This is a significant cost for the Company, particularly in its early years of growth. Accordingly, the Company adds back this non-cash cost item such that investors are able to get a better understanding of the actual operating performance of the Company and assess the quantum of cash losses which also is indicative of the capital needs of a growing online business. To avoid any limitation in using such non-IFRS metrics, the Company provides specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss) like costs on ‘Share Based Plans’.

May 11, 2017

*****

Please contact the undersigned at +65.6437.5467 or Rajiv.Gupta@lw.com if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

cc.	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited